[Davis Polk & Wardwell Letterhead]

July 28, 2008
VIA EDGAR AND HAND DELIVERY

Katherine Wray
Office of Mergers & Acquisitions
United States Securities and Exchange Commission
100 F. Street, N.E.
Washington, DC  20249

Re:	Quality Systems, Inc. – Preliminary Proxy Statement, filed July 16, 2008. File No. 001-12537

Dear Ms. Wray:

This letter responds to comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter from the Staff dated July 25, 2008 (the “Comment Letter”) regarding the above-referenced Proxy Statement filed on Schedule 14A on July 16, 2008 (the “Proxy Statement”) by Quality Systems, Inc. (the “Company”).

Set forth below are responses to the Staff’s comments numbered 1 through 11, as set forth in the Comment Letter, based on information provided by the Company.

General

1.
Characterize each statement or assertion of opinion or belief as such, and ensure that a reasonable basis for each opinion or belief exists.  Also refrain from making any insupportable statements, including any statements that directly or indirectly impugn the character, integrity, or personal reputation or make charges of illegal or immoral conduct without factual foundation.  Support for opinions or beliefs should be self-evident, disclosed in your proxy statement or provided to us on a supplemental basis.

Katherine Wray	2	July 28, 2008

In response to the Staff’s comment, the Proxy Statement has been revised on pages 9, 10, 11 and 46 to characterize each statement or assertion of opinion or belief as such, to provide additional factual support or to remove subjective statements.   Please see the revised Proxy Statement submitted with this letter.

With respect to the Staff’s comment regarding the statement that Mr. Hussein has violated company policy with respect to confidential company information that he obtained as a director, we advise the Staff that on at least two occasions, Mr. Hussein has violated company policy by making public statements including non-public Company information.  For example, he referred to the terms of a specific customer contract in his August 18, 2005 preliminary proxy statement, despite the fact that the customer relationship and the terms of the contract had not previously been made public.  More recently, in his May 28, 2008 Schedule 13D filing, Mr. Hussein referred to a major transaction that was later aborted, despite the highly confidential nature of the matter.  We will be happy to provide the Staff with additional information upon request.

2.
Based upon the Schedule 13D filed on July 1, 2008, it appears that Mr. Hussein has notified the company of his intent to solicit proxies in support of a proposal to repeal certain amendments to the company’s bylaws, in addition to his proposals to elect six director nominees and to amend the company’s bylaws to change the definition of “independent director.”  Accordingly, please clarify in an appropriate place in your filing that shareholders who elect to sign and return the company’s proxy card (and who do not subsequently sign and return Mr. Hussein’s proxy card and/or attend the annual meeting) will be disenfranchised with respect to Mr. Hussein’s proposal to repeal certain amendments to the bylaws.

Subsequent to the July 1, 2008 13D filing, Mr. Hussein filed a preliminary proxy statement on July 25, 2008 which does not include a proposal to repeal any amendments to the Company’s bylaws.  We also advise the Staff that the Company has not made any amendments to its bylaws since June 2, 2008 and does not have any plans to amend its bylaws.  In light of the foregoing, we do not believe that a statement regarding disenfranchisement of shareholders is necessary.

3.
Instruction 3 to Item 4 of Schedule 14A plainly defines directors of the registrant as participants.  Please revise the section titled “Solicitation of Proxies” to remove the implication that directors only may be “deemed” to be participants of the registrant.

Katherine Wray	3	July 28, 2008

In response to the Staff’s comment, the Proxy Statement has been revised on page 5 to remove the implication that directors may only be “deemed” participants in management’s proxy solicitation.

Outstanding Shares and Voting Rights, page 6

4.
We note your disclosure that the shareholder proposal to amend the bylaws - “if it is properly introduced at the annual meeting” - will require the affirmative vote of the outstanding shares of the company entitled to vote as of the record date.  Please explain, in an appropriate place in the proxy statement, what is required for each proposal to be properly presented.

In response to the Staff’s comment, the Proxy Statement has been amended to remove reference to the “proper introduction” of the shareholder proposal on pages 7 and 46 and on the proxy card.  The revised language clarifies the Company’s intent, which is to disclose that in the event that the shareholder proposal is not introduced by Mr. Hussein at the Annual Meeting, the Company will not include the proposed amendment on the agenda for the Annual Meeting.  Because the Company does not support the proposal, it does not intend to present it in the event that the proposal is not in fact made by Mr. Hussein.

Election of Directors, page 7

5.
Your proxy statement indicates that nine directors will be elected at your annual meeting, but you are proposing a slate of only eight director nominees.  Please revise your filing to clarify that the proxies you are soliciting cannot be voted for a greater number of persons than the number of nominees named in your proxy statement.  See Instruction 4 to Item 401 (a) of Regulation S-K.

In response to the Staff’s comment, the following sentence has been included in the Proxy Statement on page 8:  “The Company has nominated eight directors and the proxies that we are soliciting cannot be voted for more than eight nominees.”

6.
You appear to be seeking discretionary authority for your management to cumulate votes in the election of directors.  Please tell us why management does not need to obtain this authority by a solicitation and why the discretionary authority to cumulate votes for director nominees is not presented as a separate proposal on the form of proxy card.  See Rule 14a-4 and Item 6(c)(4) of Regulation 14A.

Katherine Wray	4	July 28, 2008

In response to the Staff’s comment, we advise the Staff that, pursuant to Section 708 of the California Corporations Code, every shareholder of the Company may cumulate votes for the election of directors, provided that the names of the candidates have been placed in nomination prior to the voting and the shareholder has given notice at the meeting of its intention to cumulate its votes.  If any one shareholder has given that notice, all shareholders may cumulate their votes for candidates in nomination.

Because Mr. Hussein has provided notice that he intends to exercise cumulative voting, all other shareholders of the Company may cumulate votes without taking any additional affirmative action.  As such, we do not believe that the decision to invoke cumulative voting is a separate matter to be acted upon at the meeting.  Additionally, the California Corporations Code does not require shareholders to grant separate authority to exercise cumulative voting under a proxy.  Accordingly, we believe that the general authority to vote shares under a proxy includes the authority to cumulate votes at the discretion of the proxy holder.

The proxy statement indicates, in accordance with Item 6(c)(4) of Regulation 14A, that by granting a proxy to vote for the nominees selected on the proxy card, the stockholder will also grant authority to vote the proxies solicited in such a manner as to provide for the election of a maximum number of the nominees (unless authority to vote for a nominee is specifically withheld).

7.	Revise to affirmatively indicate that a proxy statement has been filed to solicit in opposition to management. The existing disclosure only indicates, “...if there is a contested election....”

In response to the Staff’s comment, the following sentence has been included in the Proxy Statement on page 8:  “On July 25, 2008, six individuals, including Mr. Hussein, filed a preliminary a proxy statement to solicit votes for election of directors in opposition to our nominees.”

8.
Please revise to make clear, if accurate, that each of your director nominees has consented to being named in the proxy statement and has agreed to serve if elected.  Refer to Rule 14a-4(d) of Regulation 14A.

In response to the Staff’s comment, the Proxy Statement has been revised on page 8 to include an affirmative statement that each of management’s director nominees has consented to being named in the proxy statement and has agreed to serve if elected.

Katherine Wray	5	July 28, 2008

9.
Please ensure that your disclosure briefly describes the business experience during the past five years of each director nominee, as required by Item 401(e) of Regulation S-K.  In this regard, please clarify when Mr. Cline became the president of your NextGen Healthcare Information Systems Division, when Mr. Love joined Love & Cutler, LLP, and when Mr. Pflueger founded Quiescence Medical, Inc.; and specify Mr. Plochocki’s principal occupation, if any, between October 2006 and February 2007.

In response to the Staff’s comment, the Proxy Statement has been revised on pages 12 and 13 to provide the requested information regarding the business experience of each director nominee in the past five years.

Beneficial Ownership. page 14

10.
Please expand footnote 12 to disclose the natural person or persons who exercise sole or shared voting and/or dispositive powers with respect to the shares of your common stock held by Columbia Wanger Asset Management LP.

In response to the Staff’s comment, footnote 12 has been revised to disclose the name of the natural person who exercises voting and/or dispositive power with respect to the shares held by Columbia Wanger Asset Management L.P., based on information provided in the Schedule 13G/A filed by Columbia Wanger Asset Management L.P. on May 9, 2008.

11.
Advise why you have not included in your proxy statement the text of Mr. Hussein’s shareholder proposal to amend the bylaws, or revise your filing as appropriate.  Refer to Rule 14a-8(l) of Regulation 14A.

We respectfully advise the Staff that Mr. Hussein did not request that the proposal be included in the Company’s proxy statement pursuant to Rule 14a-8.  Additionally, any such request would have been properly excluded by the Company because the Company did not receive notice of Mr. Hussein’s proposal until July 1, 2008, well after the March 8, 2008 deadline for submitting stockholder proposals under Rule 14a-8.  In response to the Staff’s comment, for the convenience of the reader, the text of Mr. Hussein’s proposal has been included as Annex B to the Proxy Statement.

The Company hereby acknowledges that:

Katherine Wray	6	July 28, 2008

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We are grateful for your assistance in this matter.  Please address any comments or questions with respect to the foregoing to me at (650) 752-2007 or William M. Kelly of Davis Polk & Wardwell at (650) 752-2003.

Very truly yours,

/s/ Julia Cowles

Julia Cowles

cc:	William M. Kelly
Davis Polk & Wardwell
1600 El Camino Real
Menlo Park, CA 94404

Thomas J. Crane
Rutan & Tucker
611 Anton Boulevard, 14th Floor
Costa Mesa, CA 92626